Exhibit 99.1

IPA Announces Agreement to Acquire BioStrand BV – Revolutionizing Biotherapeutics with Methodology to Encode Omics and Power Drug Development with Advanced Artificial Intelligence

New Platform Integrates Sequence Data and Information from Entire Biosphere

  Acquisition includes wholly owned subsidiary businesses BioKey BV and BioClue BV.
  Platform is based on a proprietary biological discovery called HYFT™ patterns, signature sequences in DNA, RNA, and amino acids.
  The HYFTs information model combined with advanced artificial intelligence (AI) creates new comprehensive high speed analysis capabilities while maintaining high accuracy and reducing computational footprint.
  Novel AI-powered protein-protein interactions prediction platform.

VICTORIA, British Columbia--(BUSINESS WIRE)--March 29, 2022--IPA (IMMUNOPRECISE ANTIBODIES LTD.) (the “Company” or “IPA”) (NASDAQ: IPA) (TSXV: IPA) is pleased to announce that it has entered into a definitive share purchase agreement (SPA) to acquire, through its wholly-owned subsidiary ImmunoPrecise Netherlands BV, control over BioStrand BV, BioKey BV, and BioClue BV (hereinafter collectively referred to as “BioStrand”), a group of Belgian biotech entities and pioneers in the field of bioinformatics and biotechnology.

This transaction is expected to create short and long-term commercialization opportunities with clients and partners by introducing a novel AI-powered protein-protein interactions prediction platform and fortifying IPA’s sequencing with massive throughput capabilities in omics (genomics, transcriptomics, proteomics, and metabolomics) interrogation. The Company anticipates that the transaction will not only attract new clients and partners but will also enable its subsidiary, Talem Therapeutics, to access unparalleled AI technologies to help power each stage of its therapeutic antibody development.

Transaction Highlights

  BioStrand offers a revolutionary, cloud-based solution to perform multi-omics research faster and more accurately, with more effective data analysis.
  The acquisition enhances IPA’s position as a leader in the field of biotherapeutics - BioStrand’s software and AI capabilities complement every sector of IPA’s business.
  BioStrand’s semantically driven natural language process (NLP) approach makes omics data research truly effective and differentiates IPA’s offerings to provide a powerful and unique opportunity for IPA’s clients.
  Total consideration of € 20 million, of which € 2 million will be paid in cash, subject to adjustments, and € 18 million will be paid in equity.
  Management and Board of Directors unanimously approved the Transaction.

Differentiating Technologies

BioStrand offers an AI-powered revolutionary methodology for rapidly analyzing and mining a broad range of biological data to identify patterns and variations in multi-omics data and detect structural anchor points that will drive innovation in numerous fields including precision medicine, drug and vaccine development, and target discovery. By detecting HYFTS™, which are proprietary biological signature sequences, multiple layers of information in sequence and structural data are automatically integrated, resulting in a systems approach to omic analyses. These HYFTTM fingerprints connect sequences and literature analysis through a bottom-up NLP approach, by providing a universal syntax for the language of biology. This revolutionizing pattern and profile detection is critical in understanding diseases and biological processes. Multi-omics data integration typically requires quite considerable expertise in computational techniques with additional challenges in accuracy and reliability. With BioStrand’s revolutionary HYFT™ framework, all biological data is instantly computable.

Company Synergies

The acquisition of BioStrand expands IPA’s scientific capabilities to excel far beyond antibody discovery, expanding from the earliest stages of target identification to late-stage therapies. The transaction combines BioStrand’s computer-aided drug discovery capabilities with IPA’s best-in-class antibody discovery and development expertise to create an integrated, next-generation, end-to-end platform for target and therapeutic antibody discovery and development.

Dr. Jennifer Bath, President and Chief Executive Officer of ImmunoPrecise Antibodies, commented, “The addition of BioStrand’s next-generation capabilities in systems omics analysis further enhances IPA’s unique ability to serve as a single-source partner to support our clients’ in silico, in vitro and in vivo research, further solidifying our position as the leading, early-stage antibody discovery contract research organization. A previously undisclosed collaboration with BioStrand has already generated unique and intriguing data and we are confident that our clients and partners will find the addition of BioStrand’s offerings both advantageous and transformational for their research programs. We believe the acquisition of BioStrand, recently referred to as the “Google of Genomics”, is a blockbuster move, brings together a revolutionary combination that will change the way researchers approach and complete target and antibody discovery, and that our combined platforms, once integrated, will attract new business opportunities at an accelerated rate. We are excited to add BioStrand to the IPA family.”

The Transaction

Pursuant to the SPA, ImmunoPrecise Netherlands B.V. will acquire i) all of the issued and outstanding shares of Idea Family BV, a private limited liability company holding 75.01% of the issued and outstanding shares of BioStrand and ii) the remaining 24.99% of the issued and outstanding shares of BioStrand, the whole for a total consideration of approximately € 20 million, plus a potential earnout consideration. The purchase price will be satisfied as follows:

  Approximately € 2 million payable in cash, of which € 1 million will be subject to holdback. A sum of € 500,000 will be held back for a period of 90 days after closing of the transaction for adjustment purposes and € 500,000 of the cash consideration will be held back and progressively released over a 3-year period to guarantee the obligations of the vendors under the SPA;
  A number of common shares of IPA to be issued at closing, the value per common share to be determined based on the 30-day volume-weighted average price of the common shares (VWAP) ending on the trading day immediately prior to the date of closing, representing no greater than 19.99% of the issued and outstanding common shares of IPA immediately prior to closing, for an aggregate deemed value of € 18 million. In the event the issuance cap is reached, IPA will make a cash payment to the vendors equal to the value of the common shares that were not issued as a result of the issuance cap, based on the VWAP of the common shares as of the closing date; and
  A contingent earnout payment based on the profitability of BioStrand over a 7-year period, which shall not exceed in total € 12 million.

Other Key Deal Terms

  BioStrand is being acquired on a debt-free, cash-free basis;
  Investment consideration provided by IPA to BioStrand of aggregate amount of € 6 million in the form of a loan or in the form of equity over a period of 3 years for operation expenses, development of BioStrand’s platform, and correction of deficiencies;
  Customary representations and warranties in the SPA;
  Customary indemnities for breaches of representations and warranties and breaches of covenants in the SPA;
  The equity consideration will be subject to a 4-month statutory resale restriction period pursuant to Canadian securities laws, as well as a contractual escrow agreement to be entered into at closing between the vendors, IPA, and an escrow agent, providing for the gradual release of the common shares over a 3-year period.
  Key personnel, including the founders of BioStrand and other members of the executive team of BioStrand, will continue their employment with updated management agreements;
  Non-competition and non-solicitation agreements will be entered into, as a condition of closing, with certain principals of BioStrand;
  Each of BioStrand and the BioStrand shareholders are arm’s length parties to the Company;
  The purchase price is subject to working capital and other adjustments;
  Closing of the Transaction is expected to occur on or before April 15, 2022, subject to receipt of all applicable approvals and the satisfaction of applicable conditions to closing;
  The other closing conditions in the SPA are customary, including, but not limited to, the receipt of all necessary regulatory approvals and the required notifications to NASDAQ with respect to the issuance of IPA’s common shares; and
  The Transaction is an “expedited acquisition” under Policy 5.3 of the TSX Venture Exchange.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. is a biotherapeutic, innovation-powered company that supports its business partners in their quest to discover and develop novel antibodies against a broad range of target classes and diseases. The Company offers a hybrid of services and programs with advanced platforms and technologies — dynamic scientists and business advisors— to optimize antibody discovery and development, against rare and/or challenging epitopes. For further information, visit www.immunoprecise.com.

About BioStrand BV

BioStrand BV is a private limited liability company, incorporated under the laws of Belgium. The business of BioStrand BV focuses on technology, in the field of bioinformatics and biotechnology, for handling of biological sequences including for example processing, storing and comparing biological sequence information, and for generating biological sequence information, software development, algorithms, data visualisation and visual analytics, which can for example be applied in the field of molecular diagnostics, point of care testing, in depth analysis for drug development, prediction, construction and adaptation of biopolymer sequences as well as a product, service, or tool which stores this information in a database.

About BioKey BV

BioKey BV is a private limited liability company, incorporated under the laws of Belgium. The business of BioKey BV focuses on technology, in the field of bioinformatics and biotechnology, related to the identification of characteristic biological sequences in proteins, RNA and DNA, and their different information layers, the development of a knowledgebase containing these characteristic biological sequences and information layers, and the use of this database to process biological sequences and compare the processed biological sequences.

About BioClue BV

BioClue BV is a private limited liability company, incorporated under the laws of Belgium. The business of BioClue BV focuses on technology, in the field of bioinformatics and biotechnology, for performing, inherently linked with a microarray process and possible primary analysis, a secondary analysis, whether or not performed simultaneously with the primary analysis, consisting of read mapping, read assembly – de novo or reference based – and immediate identification of variations, as well as on products, services and tools related to the developed technology, primarily aimed at determining biological sequences in proteins, RNA and DNA, including through mass spectrometry, sequencing, micro array or hybrid microarray system technologies.

Forward Looking Information

This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as “potential”, "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information contained in this news release include, but are not limited to, statements regarding the Transaction, expectations regarding synergies from the Transaction and the ability to integrate BioStrand into the Company’s business, pro forma financial estimates, including revenue, the opportunities presented by the Transaction, synergies and expansion opportunities, the expansion of the Company’s knowledge lifecycle, the expected closing of the Transaction, the receipt of all necessary regulatory approvals and satisfaction of all other closing conditions and the projected impact of completion of the Transaction on the Company’s business, financial conditions and results. In respect of the forward-looking information contained herein, the Company has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including, without limitation, the Company may not be successful in timely completing the Transaction, the necessary approvals are not obtained or some other condition to the closing of the Transaction is not satisfied, as well as those risks discussed in the Company’s Annual Information Form dated July 27, 2021 (which may be viewed on the Company’s profile at www.sedar.com) and the Company’s Form 40-F, Amendment No. 1 dated September 28, 2021 (which may be viewed on the Company’s profile at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

There is no guarantee that the Transaction will close at all, or in the time frame anticipated, or on the terms as originally negotiated.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE ImmunoPrecise Antibodies

Contacts

Investor contact:
LifeSci Advisors
John Mullaly
Email: jmullaly@lifesciadvisors.com